December 22, 2005

VIA FEDERAL EXPRESS

Mr. Karl Hiller

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Re:	Graphic Packaging Corporation
Form 10-K/A2 for the Fiscal Year Ended December 31, 2004 filed August 9, 2005
Form 10-Q for the Quarter Ended September 30, 2005 filed November 3, 2005
File No. 001-13182

Dear Mr. Hiller:

                Graphic Packaging Corporation (the “Company”) is hereby responding to the comments contained in your letter dated December 8, 2005 relating to Amendment No. 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (the “10-Q”).  The comments of the Staff are set forth in bold and italicized text below and the Company’s responses are set forth in plain text immediately beneath each comment.

Form 10-K/A2 for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

The Merger, page 5

1.                                      Although you disclose that you achieved an annualized synergy rate of $72 million during 2004, it is unclear how you have calculated this measure.  Please expand your disclosure to explain your approach in measuring the synergy rate, to the extent necessary to convey the relevance of this measure and whether the financial benefit you suggest has been achieved is temporary or structural in nature.  The impact of the synergy rate on the indicative value of your reported historical results should be clear.

A.           The Company has used the term “synergy rate” as it is commonly defined to mean a rate of change effected by a combined entity that is greater than either separate entity could have individually achieved.  Accordingly, the Company includes only those amounts expected to be permanent improvements such as (i) lower raw material costs due to the vertical integration of the Company’s paperboard production into its converting operations, as well as the leveraging of the post-merger Company’s purchasing power, (ii) lower operating expenses as a result of headcount reductions, and (iii) increased sales volumes as a result of complimentary product offerings in the calculation of its annualized synergy rate.  Because we do not believe this term as presented is misleading, we respectfully propose to include the description provided below in any future filings that discuss the annualized synergy rate.

“The Company includes only those amounts expected to be permanent improvements such as (i) lower raw material costs due to the vertical integration of the Company’s paperboard production into its converting operations, as well as the leveraging of the post-merger Company’s purchasing power, (ii) lower operating expenses as a result of headcount reductions, and (iii) increased sales volumes as a result of complimentary product offerings in the calculation of its annualized synergy rate.”

Credit Agreement EBITDA, page 18

2.                                      We note that you disclose that your ability to borrow under the Senior Secured Credit Agreement is dependent on, among other things, your compliance with the financial ratio covenants, e.g., Consolidated Debt to Credit Agreement EBITDA Leverage Ratio and Credit Agreement EBITDA to Consolidated Interest Expense Ratio, and that your ability to comply with such covenants is relevant to an understanding of liquidity.  However, you then disclose a measure of Credit Agreement EBITDA, reconciled to Combined Loss Attributable to Common Stockholders (using actual results for 2004; pro forms results for 2003 and 2002), without presenting the ratios you reference as the basis for disclosure.

Given your emphasis on the ratios, the implication that compliance has on your ability to borrow under the credit agreement, and the extent to which you have not complied with the provisions of Item 10(e) of Regulation S-K, it would seem most appropriate to disclose the actual ratios achieved, rather than aggregate measures of Credit Agreement EBITDA (since these are not the covenants).  Please revise your disclosure accordingly.  Explain how you calculate the financial ratios, and disclose any instance of non-compliance with your financial ratio covenants.  Any retention of pro forma ratios should be accompanied by disclosure substantiating their relevance and reliability.

                                                                        A.    We agree that our disclosure regarding the Company’s compliance with the financial covenants in the Senior Secured Credit Agreement can be improved by focusing on the actual covenants, instead of the components of such covenants, such as Credit Agreement EBITDA.  However, given that the covenant requirements were amended on October 17, 2005, we believe it could be confusing to investors to refile the

Company’s 2004 10-K using information based on the previous covenant requirements.  In addition, we believe the information is of limited usefulness to investors as we are in the process of preparing the Company’s Annual Report on Form 10-K for fiscal 2005, which will contain much more current information.  We expect to file the Company’s Annual Report on Form 10-K for fiscal 2005 with the Securities and Exchange Commission in early March 2006.  Accordingly, we respectfully request that we be permitted to prospectively enhance our disclosures by including the following (as updated for the appropriate filing period) in future filings:

Covenant Restrictions

                The Senior Secured Credit Agreement, which governs the Term Loan Facility and the Revolving Credit Facility, imposes restrictions on the Company’s ability to make capital expenditures and both the Senior Secured Credit Agreement and the indentures governing the Senior Notes and Senior Subordinated Notes (the “Notes”) limit the Company’s ability to incur additional indebtedness. Such restrictions, together with the highly leveraged nature of the Company, could limit the Company’s ability to respond to market conditions, meet its capital spending program, provide for unanticipated capital investments or take advantage of business opportunities. The covenants contained in the Senior Secured Credit Agreement, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make dividend and other restricted payments, create liens, make equity or debt investments, make acquisitions, modify terms of indentures under which the Notes are issued, engage in mergers or consolidations, change the business conducted by the Company and its subsidiaries, make capital expenditures and engage in certain transactions with affiliates.

                The financial covenants in the Senior Secured Credit Agreement specify, among other things, the following requirements for each four quarter period ending during the following test periods:

Test Period	Consolidated Debt to Credit Agreement EBITDA Leverage Ratio(A)	Credit Agreement EBITDA to Consolidated Interest Expense Ratio(A)
December 31, 2004—December 30, 2005	6.15 to 1.00	2.25 to 1.00
December 31, 2005—December 30, 2006	5.75 to 1.00	2.35 to 1.00
December 31, 2006—December 30, 2007	5.25 to 1.00	2.50 to 1.00
December 31, 2007—December 30, 2008	4.75 to 1.00	2.75 to 1.00
December 31, 2008—June 30, 2010	4.50 to 1.00	2.90 to 1.00

At December 31, 2004, the Company was in compliance with the financial covenants in the Secured Credit Agreement, as amended, and the ratios were as follows:

Consolidated Debt to Credit Agreement EBITDA Leverage Ratio - 5.13
Credit Agreement EBITDA to Consolidated Interest Expense Ratio - 2.81

                Credit Agreement EBITDA as used herein is a financial measure that is used in the Senior Secured Credit Agreement. Credit Agreement EBITDA is not a defined term under accounting principles generally accepted in the United States and should not be considered as an alternative to income from operations or net income as a measure of operating results or cash flows as a measure of liquidity. Credit Agreement EBITDA differs from the term “EBITDA” (earnings before interest expense, income tax expense, and depreciation and amortization) as it is commonly used. In addition to adjusting net income to exclude interest expense, income tax expense, and depreciation and amortization, Credit Agreement EBITDA also adjusts net income by excluding certain other items and expenses, as specified below. The Company’s definition of Credit Agreement EBITDA may differ from that of other similarly titled measures at other companies.

                The Company’s management believes that presentation of Credit Agreement EBITDA provides useful information to investors because borrowings under the Senior Secured Credit Agreement are a key source of the Company’s liquidity, and the Company’s ability to borrow under the Senior Secured Credit Agreement is dependent on, among other things, its compliance with the financial ratio covenants.  Failure to comply with these financial ratio covenants would result in a violation of the Senior Secured Credit Agreement and, absent a waiver or amendment from the lenders under such agreement, permit the acceleration of all outstanding borrowings under the Senior Secured Credit Agreement.

                The calculations of the components of the Company’s financial covenant ratios are listed below:

As Restated
Year Ended
December 31, 2004
(Amounts in Millions)
Net Loss	$(60.9)
Income Tax Expense	28.9
Interest Expense, Net	149.0
Depreciation and Amortization	228.9
Equity in Net Earnings of Affiliates	(1.4)
Credit Agreement EBITDA Adjustments (A)	50.6
Credit Agreement EBITDA (B)	$395.1

Year Ended
December 31, 2004
(Amounts in Millions)
Interest Expense	$149.6
Amortization of Deferred Debt Issuance Costs	(8.7)
Interest Income	(0.6)
Credit Agreement Interest Expense Adjustments (C)	0.1
Consolidated Interest Expense (D)	$140.4

As of
December 31, 2004
(Amounts in Millions)
Short Term Debt	$14.2
Long Term Debt, Less Current Portion	2,011.0
Total Debt	$2,025.2

Notes:

(A) Credit agreement EBITDA adjustments include non-cash charges for pension, postretirement and postemployment benefits, amortization of premiums on hedging contracts, write-down of assets, merger related expenses deducted in determining net income and dividends from equity investments.

(B) Credit Agreement EBITDA is calculated in accordance with the definitions contained in the Company’s Senior Secured Credit Agreement. Credit Agreement EBITDA is defined as consolidated net income before consolidated interest expense, non-cash expenses and charges, total income tax expense, depreciation expense, expense associated with amortization of intangibles and other assets, non-cash provisions for reserves for discontinued operations, extraordinary, unusual or non-recurring gains or losses or charges or credits, gain or loss associated with sale or write-down of assets not in the ordinary course of business, and any income or loss accounted for by the equity method of accounting.

(C) Credit agreement interest expense adjustments include the discount from the financing of receivables.

(D) Consolidated Interest Expense is calculated in accordance with the definitions contained in the Company’s Senior Secured Credit Agreement. Consolidated Interest Expense is defined as consolidated interest expense minus consolidated interest income plus any discount from the financing of receivables.

The Company’s ability to comply in future periods with the financial covenants in the Senior Secured Credit Agreement will depend on its ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, business and other factors, many of which are beyond the Company’s control and will be substantially dependent on the selling prices for the Company’s products, raw material and energy costs, and the Company’s ability to successfully implement its overall business and profitability strategies. If a violation of any of the covenants occurred, the Company would attempt to obtain a waiver or an amendment from its lenders, although no assurance can be given that the Company would be successful in this regard. The Senior Secured Credit Agreement and the indentures governing the Senior Subordinated Notes and the Senior Notes have covenants as well as certain cross-default or cross-acceleration provisions; failure to comply with these covenants in any agreement could result in a violation of such agreement which could, in turn, lead to violations of other agreements pursuant to such cross-default or cross-acceleration provisions.  The Senior Secured Credit Agreement is collateralized by substantially all of the Company’s domestic assets.

Unaudited Condensed Pro Forma Combined Statement of Operations, page 31

3.                                      In preparing the pro forma information required under paragraph 54 of SFAS 141, we believe you should adhere to the limitations on adjustments set forth in paragraph 55 of that guidance.  You may also refer to the guidance of Article 11 of Regulations S-X, in determining whether your adjustments are appropriate.

A.           The Company believes it has complied with the provisions of Statement of Financial Accounting Standard No. 141, Business Combinations (“SFAS No. 141”), as the Company allocated the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition.  In order to provide even greater clarity, however, we respectfully request that we be permitted to enhance our disclosures by including the following in future filings to address the concerns set forth in Comments 3(a), (b) and (c):

                At minimum, please address the following pro form adjustments:

a.  Footnote A, page 33:  You disclose that your cost of sales includes an adjustment of approximately $7 million for the year ended December 31, 2003 to eliminate the effect of the increase in fair value of inventory which was recorded as an addition to cost of sales as a non-recurring item in 2003.  Clarify why the original charge was non-recurring and why you eliminated it as a pro forma adjustment.

A. “RIC sold coated unbleached kraft paperboard (“CUK”) folding boxboard to Graphic for use in certain cartons manufactured by Graphic. This pro forma adjustment eliminates the intercompany sales and cost of sales of $38.0 million and $52.8 million for the period ended August 8, 2003, and the year ended December 31, 2002, respectively, related to this activity. Cost of Sales also includes an adjustment of approximately $7.0 million for the year ended December 31, 2003 to eliminate the effect of the increase in fair value of inventory in 2003. This one-time step-up to fair value was a result of the requirement under purchase accounting to eliminate manufacturing profits from the sale of the acquired inventory.”

b.  Footnote B, page 33:  You disclose that your depreciation expense would have decreased by $1.3 million and $2.2 million for the years ended December 2003 and 2002, respectively, as a result of your revision of the depreciable asset lives.  Explain why you revised the asset lives.

A. “The amortization of the identifiable intangible assets (customer contracts, patents and proprietary technology) is reflected as a pro forma adjustment to the unaudited condensed pro forma combined statement of operations. The Company is amortizing the estimated fair value of the identifiable intangibles of approximately $162.0 million on a straight-line basis over an average estimated useful life of eighteen years, except for non-compete agreements which have an estimated useful life of approximately one year.

Depreciation expense would have decreased by $1.3 million and $2.2 million for the years ended December 31, 2003 and 2002, respectively, as a result of the Company revising the depreciable asset lives and the fair value of the property purchased in the Merger. The net effect of this increased amortization and decreased depreciation of $16.7 million and $25.9 million for the years ended December 31, 2003 and 2002, respectively, is reflected in the unaudited condensed pro forma combined statements of operations as follows:

	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
	(Amounts in Millions)
Cost of Sales	$(1.3)	$(2.2)
Selling, General and Administrative, Research, Development and Engineering	18.0	28.1
Total Net Additional Amortization and Depreciation of Intangible Assets and Property, Plant and Equipment	$16.7	$25.9

The asset lives were revised as a result of the valuation provided by a third party engaged by the Company to estimate the fair value and remaining useful lives of certain tangible and intangible assets of Graphic.”

c.  Footnote C, page 33:  Explain why you excluded hedges and amortization of financing costs in your calculation of pro forma interest expense adjustments.

                                                                        A.    In light of the above comment, the Company believes its disclosure was not clear. The intent of the disclosure was to provide the financial and investor community the underlying interest rates for the Company’s new bank debt, senior notes and senior subordinated notes.  We propose that the following language be included in future filings:

                                                                                “In connection with the Merger, substantially all of RIC’s and Graphic’s then outstanding indebtedness was redeemed, repurchased or otherwise repaid and replaced with borrowings under the Senior Secured Credit Agreement and indebtedness under the Senior Notes and Senior Subordinated Notes. The condensed pro forma combined interest expense reflects an average variable interest rate of 3.9% for the combined company’s new bank debt and a blended fixed rate of 9.0% on the combined company’s Senior Notes and Senior Subordinated Notes.”

Financial Statements

Note 12 — Contingencies and Commitments, page 46

4.                                      We note your disclosure stating that your “. . . potential environmental liabilities and obligations may result in significant costs, which could negatively impact [your] financial condition and results of operations.”  Please disclose the nature of the contingent liabilities to which you refer, including the amounts accrued in each period, total accruals as of the balance sheet dates, assumptions underlying those accruals, and the ranges of reasonably possible additional loss, to comply with SAB Topic 5:Y, IRQ4.  If you believe any of this information is not material and thereby not subject to the disclosure requirements, you may submit this information on a supplemental basis.

                                                                        A.    The “potential environmental liabilities and obligations” referred to in “Note 12 — Contingencies and Commitments” are the possible costs and obligations inherent in the Company’s business relating to compliance with a broad range of foreign, federal, state and local environmental, health and safety laws and regulations that change from time to time.  As these potential liabilities are unknown and not estimable at this time, no reserves have been established for such potential costs and risks.

The Company is or has been involved in environmental investigation and remediation projects for certain properties currently or formerly owned or operated by the Company, and at certain waste disposal sites.  The Company accrues reserves for these contingencies when the liability is probable and the costs are reasonably estimable.  The Company engages third party environmental consultants from time to time to review each facility where an environmental contingency has been identified and evaluate the sufficiency of the related reserve (or the necessity of establishing a reserve) and the range of possible loss.  Based on this process, the Company believes the risk of loss for its environmental contingencies closely approximates the reserves established.  The total amount reserved for such environmental contingencies was $1,219,804 at December 31, 2002, $2,132,545 at December 31, 2003, $996,747 at December 31, 2004 and $831,421 at September 30, 2005.  Because of the amount of these reserves for each of the periods presented, the Company believes that the information is not material to investors and is therefore not subject to the disclosure requirements.

We respectfully request, based on the immateriality of the information to investors, that the Company not be required to provide a more detailed description of its environmental reserves and the methodology and assumptions used to establish such amounts.

Note 24 — Quarterly Financial Information, As Restated (Unaudited), page 66

5.                                      Tell us the amount of depreciation, depletion and amortization expense reflected in your measures of gross profit for each period presented.

                                                                        A.    The amount of depreciation, depletion and amortization in gross profit are as follows in millions:

Quarter Ended	2004	2003	2002
March 31	$44.7	$27.7	$28.6
June 30	44.6	27.6	29.2
September 30	47.8	35.2	29.4
December 31	49.1	42.8	32.9
Total	$186.2	$133.3	$120.1

Form 10-Q for the Nine Months Ended September 30, 2005

General

6.                                      Please revise the disclosures in your interim reports on Form 10-Q as necessary to comply with all applicable comments issued on your annual report on Form 10-K.

                                                                        A.    Because comments 1, 3 and 5 relate to disclosures found only in the Company’s Form 10-K, we believe that no disclosure changes are required in the Company’s interim reports on Form 10-Q to comply with such comments.  With respect to comments 2 and 4, we respectfully request to address such comments in future filings with the Securities and Exchange Commission for the reasons set forth in each of the responses to such comments.

Controls and Procedures, page 29

7.                                      Please revise your disclosure on page 30, concerning changes in internal control over financial reporting, to clarify whether the “improvements” you describe are changes that have materially affected your internal control over financial reporting.

                                                                        A.    The Company intended for the improvements in internal control over financial reporting listed in the subsection entitled “Changes in Internal Control Over Financial Reporting” under “Item 4. Controls and Procedures,” to be considered changes that have materially affected the Company’s internal control over financial reporting in a positive way.  Further, the Company believes that the language stating “Other than these improvements [emphasis added] there were no changes in the Company’s internal control over financial reporting . . . that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting” adequately signals that the Company considers the improvements to be changes that have materially affected its internal control over financial reporting.  For additional clarity, however, the Company proposes to change any disclosure regarding improvements in future filings to be similar to the following:

                                                                                “Other than these improvements, which are changes that have materially affected the Company’s internal control over financial reporting with respect to accounting for income taxes, there were no changes in the Company’s internal control over financial reporting that occurred during the fiscal quarter ended September 30, 2005, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Closing Comments

                As requested, the undersigned hereby acknowledges, on behalf of the Company, that

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has additional comments or questions after reviewing this response, please contact the undersigned at (770) 644-3255 or Ms. Debbie Frank at (770) 644-3321.

Very truly yours,

/s/ Daniel J. Blount

Daniel J. Blount
Senior Vice President and
Chief Financial Officer

cc:	Ms. Lily Dang — Securities and Exchange Commission
Stephen A. Hellrung, Senior Vice President, General Counsel and Secretary
Mr. Dale Baylet — PricewaterhouseCoopers LLP